May 1, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Processa Pharmaceuticals, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

Processa Pharmaceuticals, Inc. (the “Company”) is submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential review. The Registration Statement relates to a proposed follow-on equity offering by the Company. The Company hereby confirms that it will file its Form S-1 registration statement and non-public draft submission such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Russell Skibsted, Chief Financial Officer, at (650) 678-6155.

Very truly yours,

Russell Skibsted
Chief Financial Officer

cc:	Michael Kirwan and John Wolfel, Foley & Lardner LLP